Exhibit 99.1

Allied Esports Entertainment Announces Third Quarter 2020 Financial Results

IRVINE, Calif. (November 9, 2020) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company”), a global esports entertainment company, today announced its financial results for the third quarter ended September 30, 2020, as well as an update on several key business initiatives.

Commenting on the third quarter results, the Company’s CEO, Frank Ng, said, “I am extremely pleased with the resiliency of our business and the performance we delivered in the third quarter despite the significant challenges we faced in the first half of 2020 arising from the COVID-19 pandemic that persisted throughout the third quarter. While strong results in the In-person pillar of our business was our primary growth driver for the Company prior to the on-set of the pandemic, operational restrictions, including extremely limited social gatherings mandated globally, impacted this part of our business model for both Allied Esports and the WPT® during the third quarter. Nonetheless, we generated solid third quarter revenue growth from Multiplatform Content and Interactive Services that helped to nearly offset the impact of the pandemic on our business.”

Mr. Ng continued, “Total revenues for the quarter of $5.9 million declined just 2.5% from $6.0 million in the in the third quarter last year. Considering the significant restrictions we had in our ability to operate our In-person events for both Allied Esports and WPT, we are pleased with this result. At the bottom line, our adjusted EBITDA loss of $1.1 million improved significantly from an adjusted EBITDA loss of $2.1 million a year ago, marking the third quarter as the best quarterly adjusted EBTIDA result since we entered the public markets one year ago.”

Mr. Ng concluded, “As we look ahead, we believe that the strategic pivot we made to focus on our Multiplatform Content and Interactive Services pillars has accelerated our ability to monetize all three pillars of our strategy. Importantly, we believe this has put us in a great position to better serve our customers in the future and take full advantage of the significant growth opportunities as the economy continues to recover and the environment normalizes.”

Third Quarter 2020 Financial Results

Revenues: Total revenues of $5.9 million decreased 2.5% in the third quarter of 2020 versus the third quarter one year prior. This was primarily due to decreased In-person revenue nearly offset by revenue growth in Multiplatform Content and Interactive Services.

In-person revenues were $0.7 million for the third quarter of 2020, a decrease of $1.9 million, or approximately 73%, from $2.6 million in the third quarter of last year. The decrease in In-person revenues was primarily related to the cancellation or postponement of in-person events at the Company’s flagship esports venue, HyperX Esports Arena Las Vegas at the Luxor Hotel & Casino, and WPT events due to safety measures related to the global response to the COVID-19 pandemic.

Multiplatform Content revenues were $1.3 million for the third quarter of 2020, an approximately 23% increase from $1.0 million in the third quarter of last year. The increase in Multiplatform Content revenues was primarily due to an increase in distribution revenue from two major customers.

Interactive Services revenues were $3.9 million for the third quarter of 2020, an increase of $1.5 million, or approximately 62%, from $2.4 million in the prior year quarter. The increase in Interactive Services revenues was driven by strong growth in ClubWPT™ subscriptions and continued success of our new premium ClubWPT Diamond service. ClubWPT is a unique online membership site that offers inside access to the WPT, as well as a sweepstakes-based poker club with no purchase necessary, available in 43 states and territories across the United States, Australia, Canada, France and the United Kingdom.

	For the Three Months Ended
	September 30,
	2020	2019

Revenues
In-person	$696,890	$2,586,965
Multiplatform Content	1,264,346	1,031,383
Interactive Services	3,927,066	2,423,193
Total Revenues	$5,888,302	$6,041,541

Costs and expenses: Total costs and expenses for the third quarter of 2020 were $9.2 million, down 7% compared to the third quarter of 2019. Costs and expenses decreased primarily due to lower In-person expenses as well as lower selling and marketing expenses and G&A expenses. The decrease was partially offset by higher Multiplatform Content and Interactive Services-related expenses, online operating expenses and stock-based compensation expense.

	For the Three Months Ended
	September 30,
	2020	2019

Costs and expenses
In-person (exclusive of depreciation and amortization)	$640,409	$1,196,572
Multiplatform Content (exclusive of depreciation and amortization)	928,354	786,706
Interactive Services (exclusive of depreciation and amortization)	1,249,799	569,478
Online operating expenses	329,639	172,879
Selling and marketing expenses	168,080	705,714
General and administrative expenses	3,578,760	4,693,285
Stock-based compensation	577,167	18,407
Depreciation and amortization	1,738,020	1,716,103
Total Costs and Expenses	$9,210,228	$9,859,144

Total net loss for the quarter was $6.5 million, compared to a total net loss of $4.3 million in the prior year period. Total net loss for the third quarter of 2020 included a non-cash extinguishment loss on acceleration of debt redemption of $1.7 million that was not incurred in the prior year period.

Adjusted EBITDA loss was $1.1 million for the quarter, as compared to $2.1 million in the third quarter of 2019. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Balance Sheet

As of September 30, 2020, the Company had a cash position of $10.8 million, including $5.0 million of restricted cash, compared to $12.1 million at December 31, 2019, which included $3.7 million of restricted cash. The total gross principal amount of bridge and convertible debt was $9.1 million, as compared to $14 million in the prior year period. As of September 30, 2020, the Company’s common shares outstanding totaled 32.0 million shares.

Operational Update

Allied Esports

In the third quarter of 2020, Allied Esports produced 71 events, with 64 proprietary events and 7 third-party productions, across its North American and European business units.

In the third quarter, Allied Esports saw strong growth in both its in-arena and online proprietary offerings. The Legend Series brand and tournament extended its format to VALORANT, completing five online VALORANT Legend Series tournaments sponsored by Switzerland-based Home of Esports. Allied Esports’ community-building efforts in VALORANT led to a partnership with Riot Games on the VALORANT Ignition Series, launching Allied Esports Odyssey, a six-day event featuring the top teams in Europe. The event set an Allied Esports viewership record with 1.6 million Live Views and 1.1 million Hours Watched on Twitch. The success of the events in the third quarter grew the Company’s Twitch followers by 358%.

Allied Esports also laid out its vision for continued growth of its online tournament offerings in North America, where it will be hosting a combination of month-long series and single day pop-up events to drive participation and viewership. The VALORANT Strafe Series and Rocket League Combustion Series, both ran throughout the third quarter, with 1,722 players participating online.

In the third quarter, the Company’s weekly events at HyperX Esports Arena, Friday Frags featuring Fortnite and Saturday Night Speedway featuring Mario Kart, showed considerable growth across all viewing metrics, driven by the impact from the new follower growth. Most notably, Unique Viewers increased 1,144% with Friday Frags and 136% with Saturday Night Speedway, as compared to pre-pandemic levels in the first quarter of 2020. The HyperX Esports Truck also executed two events during the third quarter, including an outdoor event with local Saturday Night Speedway sponsor, Findlay Volkswagen.

Allied Esports continued to leverage its infrastructure for production services for several clients, including the second DIGI1, a digitized version of gaming exhibition event Gamevention; the integration of Gamers.Vote into a Friday Frags tournament in July to support awareness amongst the gaming industry on the importance of registering to vote; and LAFC’s online FIFA matches and Call of Duty celebrity invitational tournaments hosted by NFL Alumni.

In the third quarter, Allied Esports also became a member of the Esports Integrity Commission and forged strong partnerships with Esports Entertainment Group and GRID Esports that have begun to generate monetization opportunities through esports betting via the licensing of video and data rights. The Vie.gg CS:GO Legend Series ran for two weeks in September and delivered 1.7 million Unique Viewers across multiple platforms while driving a 400% increase in New Users and a 300% increase in deposits on Esports Entertainment Group's Vie.gg platform. The event was historic for Allied Esports, its partners and the State of New Jersey, as the New Jersey Division of Gaming Enforcement and the New Jersey Economic Development Authority announced its regulatory approval, allowing the Company’s event to be the first to offer legal esports wagering in the state. In addition to Vie.gg, the event was carried on several sports book platforms, including DraftKings, PointsBet, Bet365, Pinnacle, UWIN, YABO, Oneworks and Fonbet.

World Poker Tour®

From July through September, WPT hosted the first-ever WPT World Online Championships on partypoker. The series was a phenomenal success with $100 million in guarantees in the festival and five WPT Champions crowned and their names added to the Mike Sexton WPT Champions Cup. The $10,300 buy-in and $10 million guaranteed WPT Main Event became the largest WPT prize pool of Season 18 and drew 1,011 players. The overall WPT World Online Championships festival attracted more than 285,000 total entries and 34,000 unique entries on partypoker. In addition, there were more than 3.5 million views on Facebook and over 5.2 million impressions on Twitter, the largest ever WPT social media footprint during a single festival.

In August, the WPT returned to live poker with the record-setting WPT Japan event in Tokyo. The event drew 726 players in WPT’s first live event since March 2020 and marked the first time WPT secured a mainstream sponsor for WPT Japan, with Sega Sammy Corporation.

In September, the WPT hosted a second event with partypoker US Network that featured another record-breaking prize pool in the New Jersey market of more than $432,000 for the WPT Online Borgata Series Main Event. WPT also initiated a $200,000 deal with Constellation Brands to feature a premium brand, Corona beer, as a primary sponsor of the WPT TV show in 2021. The Corona logo will appear on the WPT TV Show rail and in integrated segments.

The new premium level of ClubWPT, ClubWPT Diamond, which successfully launched in June, comprised a meaningful portion of the overall ClubWPT revenue.

Third Quarter 2020 Conference Call

The Company will host a conference call today at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss its third quarter 2020 financial results. Participants may join the conference call by dialing 1-877-407-0792 (United States) or 1-201-689-8263 (International).

A live webcast of the conference call will also be available on Allied Esports’ Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 pm ET on Monday, November 23, 2020, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 13711978.

About Allied Esports Entertainment

Allied Esports Entertainment, Inc. (NASDAQ: AESE) is a global leader in esports entertainment, providing innovative infrastructure, transformative live experiences, multiplatform content and interactive services to audiences worldwide through its strategic fusion of two powerful brands: Allied Esports and the World Poker Tour (WPT). For more information, visit AlliedEsportsEnt.com.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

The Company provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, the Company provides EBITDA (defined as GAAP net income (loss) before interest (income) expense, income taxes, depreciation, and amortization). The Company defines “Adjusted EBITDA” as EBITDA excluding certain non-cash charges, including extinguishment losses, stock-based compensation, inducement expense and impairment losses.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure the Company’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of the Company by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

The Company’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and our non-GAAP definitions of the “EBITDA” and “adjusted EBITDA” do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but include or exclude different items, which may not provide investors a comparable view of the Company’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering the Company’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; the Company’s ability to execute on its business plan; the ability to retain key personnel; potential litigation; the ongoing effects of the COVID-19 pandemic; and general economic and market conditions, impacting demand for the Company’s services. These and other risk factors are discussed in Company reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addoir.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

Allied Esports Entertainment, Inc.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2020	2019
	(unaudited)
Assets
Current Assets
Cash	$5,772,970	$8,440,573
Restricted cash	5,000,000	3,650,000
Accounts receivable	1,342,629	2,121,326
Prepaid expenses and other current assets	1,371,539	1,367,795
Total Current Assets	13,487,138	15,579,694
Property and equipment, net	17,610,568	20,554,307
Goodwill	4,083,621	4,083,621
Intangible assets, net	12,954,948	14,789,876
Deposits	704,500	712,463
Deferred production costs	11,446,098	10,962,482
Other assets	5,000,000	4,638,631
Total Assets	$65,286,873	$71,321,074
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$985,481	$956,871
Accrued expenses and other current liabilities	3,960,864	3,892,471
Accrued interest, current portion	1,905,899	2,088,994
Deferred revenue	3,070,726	3,855,459
Convertible debt, net of discount, current portion	2,582,705	12,845,501
Convertible debt, related party, net of discount, current portion	-	988,115
Loans payable, current portion	928,660	-
Total Current Liabilities	13,434,335	24,627,411
Deferred rent	3,782,940	2,472,837
Bridge note payable	1,421,096	-
Accrued interest, non-current portion	17,742	-
Convertible debt, non-current portion	1,000,000	-
Convertible debt, related party, non-current portion	1,000,000	-
Loans payable, non-current portion	663,769	-
Total Liabilities	21,319,882	27,100,248
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 31,989,974 and 23,176,146 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	3,199	2,317
Additional paid in capital	187,206,726	161,300,916
Accumulated deficit	(143,424,659)	(117,218,584)
Accumulated other comprehensive income	181,725	136,177
Total Stockholders’ Equity	43,966,991	44,220,826
Total Liabilities and Stockholders’ Equity	$65,286,873	$71,321,074

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Revenues:
In-person	$696,890	$2,586,965	$3,701,139	$8,554,030
Multiplatform content	1,264,346	1,031,383	3,186,494	3,873,709
Interactive	3,927,066	2,423,193	9,628,009	7,187,196
Total Revenues	5,888,302	6,041,541	16,515,642	19,614,935
Costs and Expenses:
In-person (exclusive of depreciation and amortization)	640,409	1,196,572	2,134,964	3,334,803
Multiplatform content (exclusive of depreciation and amortization)	928,354	786,706	1,953,561	2,907,827
Interactive (exclusive of depreciation and amortization)	1,249,799	569,478	2,982,899	1,976,012
Online operating expenses	329,639	172,879	993,802	401,394
Selling and marketing expenses	168,080	705,714	1,093,295	2,392,929
General and administrative expenses	3,578,760	4,693,285	12,165,463	13,265,767
Stock-based compensation	577,167	18,407	4,912,640	18,407
Depreciation and amortization	1,738,020	1,716,103	5,330,317	5,133,947
Impairment of investment in ESA	-	-	1,138,631	600,000
Total Costs and Expenses	9,210,228	9,859,144	32,705,572	30,031,086
Loss From Operations	(3,321,926)	(3,817,603)	(16,189,930)	(10,416,151)
Other Income (Expense):
Other income	(2,973)	15,684	1,210	15,684
Conversion inducement expense	-	-	(5,247,531)	-
Extinguishment loss on acceleration of debt redemption	(1,733,768)	-	(1,733,768)	-
Interest expense	(1,490,210)	(451,553)	(3,036,056)	(518,443)
Total Other Expense	(3,226,951)	(435,869)	(10,016,145)	(502,759)
Net Loss	(6,548,877)	(4,253,472)	(26,206,075)	(10,918,910)
Other comprehensive income:
Foreign currency translation adjustments	45,358	(21,083)	45,548	(13,366)
Total Comprehensive Loss	$(6,503,519)	$(4,274,555)	$(26,160,527)	$(10,932,276)

Basic and Diluted Net Loss per Common Share	$(0.22)	$(0.24)	$(0.99)	$(0.79)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	29,626,222	18,098,797	26,508,006	13,791,896

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	For the Nine Months Ended
	September 30,
	2020	2019
Cash Flows From Operating Activities
Net loss	$(26,206,075)	$(10,918,910)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,912,640	18,407
Bad debt expense	-	115,726
Conversion inducement expense	5,247,531	-
Extinguishment loss on acceleration of debt redemption	1,733,768	-
Amortization of debt discount	1,639,150	36,414
Non-cash interest expense	183,373	-
Depreciation and amortization	5,330,317	5,133,947
Impairment of investment in ESA	1,138,631	600,000
Deferred rent	220,318	175,314
Changes in operating assets and liabilities:
Accounts receivable	780,655	(1,029,096)
Deposits	7,963	(79,500)
Deferred production costs	(483,616)	(2,145,999)
Prepaid expenses and other current assets	1,803	(227,324)
Accounts payable	24,943	(642,686)
Accrued expenses and other current liabilities	499,972	898,157
Accrued interest	(768,126)	469,296
Deferred revenue	(787,936)	(154,646)
Total Adjustments	19,681,386	3,168,010
Net Cash Used In Operating Activities	(6,524,689)	(7,750,900)

Cash Flows From Investing Activities
Net cash acquired in Merger	-	14,941,683
Return of Simon Investment	(3,650,000)	-
Investment in TV Azteca	(1,500,000)	(3,500,000)
Lease incentive reimbursements	1,021,603	-
Purchases of property and equipment	(496,019)	(2,173,200)
Investment in ESA	-	(1,238,631)
Purchases of intangible assets	(41,095)	(99,822)
Net Cash (Used In) Provided By Investing Activities	(4,665,511)	7,930,030

Cash Flows From Financing Activities
Proceeds from loans payable	1,592,429	-
Proceeds from convertible debt, related party	-	1,000,000
Proceeds from convertible debt	9,000,000	3,000,000
Proceeds from disgorgement of short swing profit	21,875	-
Issuance costs paid in connection with convertible debt	(766,961)	-
Repayments of convertible debt	(7,000,000)	-
Repayments to Former Parent	-	(346,804)
Proceeds from sale of common stock	7,000,000	-
Net Cash Provided By Financing Activities	9,847,343	3,653,196

Effect of Exchange Rate Changes on Cash	25,254	1,874

Net (Decrease) Increase In Cash And Restricted Cash	(1,317,603)	3,834,200
Cash and restricted cash - Beginning of period	12,090,573	10,471,296
Cash and restricted cash - End of period	$10,772,970	$14,305,496
Cash and restricted cash consisted of the following:
Cash	$5,772,970	$9,355,496
Restricted cash	5,000,000	4,950,000
	$10,772,970	$14,305,496

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. AESE defines “Adjusted EBITDA” as EBITDA excluding certain non-cash charges, including extinguishment losses, stock-based compensation, inducement expense and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Three Months Ended		For the Nine Months Ended
	September, 30		September, 30
	2020	2019	2020	2019
Net loss	$(6,548,877)	$(4,253,472)	$(26,206,075)	$(10,918,910)
Interest expense	1,490,210	451,553	3,036,056	518,443
Depreciation and amortization	1,738,020	1,716,103	5,330,317	5,133,947
Federal, state, and foreign taxes	(45,090)	4,554	167,410	4,554
EBITDA	(3,365,737)	(2,081,262)	(17,672,292)	(5,261,966)
Stock-based compensation	577,167	18,407	4,912,640	18,407
Impairment expense	-	-	1,138,631	600,000
Extinguishment loss on acceleration of debt redemption	1,733,768	-	1,733,768	-
Conversion inducement expense	-	-	5,247,531	-
Adjusted EBITDA	$(1,054,802)	$(2,062,855)	$(4,639,722)	$(4,643,559)